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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)(1)

                         GENZYME TRANSGENICS CORPORATION
                         -------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   37246E 10 5
                                 --------------
                                 (CUSIP Number)

   MICHAEL S. WYZGA                                           PAUL M. KINSELLA
   GENZYME CORPORATION                                        PALMER & DODGE LLP
   ONE KENDALL SQUARE                                         ONE BEACON STREET
   CAMBRIDGE, MA 02139                                        BOSTON, MA 02108
   (617) 252-7500                                             (617) 573-0100
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                NOVEMBER 12, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

------------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                               ----------------------
CUSIP NO.    37246E 10 5                                   Page 2 of 8 pages
         ---------------                                  ----------------------
---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     GENZYME CORPORATION
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     06-1047163
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     MASSACHUSETTS
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
                                   8,802,710 SHARES
                              --------------------------------------------------
NUMBER OF SHARES              8    SHARED VOTING POWER
BENEFICIALLY OWNED                 0 SHARES
BY EACH REPORTING             --------------------------------------------------
PERSON WITH                   9    SOLE DISPOSITIVE POWER
                                   8,802,710 SHARES
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   0 SHARES
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,802,710 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     38.1%
--------------------------------------------------------------------------------
14   TYPE OR REPORT PERSON*
     CO
--------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

                                                               Page 3 of 8 pages

     This Amendment No. 6 amends and supplements the Statement on Schedule 13D initially filed by Genzyme Corporation, a Massachusetts corporation ("Genzyme"), with the Securities and Exchange Commission (the "Commission") on July 19, 1993 and the statement on Schedule 13G filed with the Commission on October 6, 1994, each as thereafter amended by Amendment No. 1 on Schedule 13D filed with the Commission on February 21, 1995, Amendment No. 2 on Schedule 13D filed with the Commission on June 21, 1995 and Amendment No. 3 on Schedule 13D filed with the Commission on August 2, 1995, all as amended and restated by Amendment No. 4 on
Schedule 13D filed with the Commission on August 9, 1996, and as further amended by Amendment No. 5 on Schedule 13D filed on February 26, 1999 (as so amended and restated and further amended, the "Schedule 13D").

     Except as set forth below, there are no changes in the information set forth in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

     The purpose of this Amendment No. 6 is to report the acquisition by Genzyme of (i) 6,602.53558 shares of Series B Convertible Preferred Stock, $0.01 par value, of Genzyme Transgenics Corporation which are convertible into shares of Common Stock of Genzyme Transgenics Corporation and (ii) two warrants to purchase shares of Common Stock of Genzyme Transgenics Corporation.

ITEM 1.   SECURITY AND ISSUER.

     Item 1 is amended by replacing such item in its entirety with the following text:

     This statement relates to the Common Stock, $0.01 par value ("Common Stock"), of Genzyme Transgenics Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 175 Crossing Boulevard, Framingham, Massachusetts 01701.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is amended by replacing in its entirety the information regarding the directors and executive officers of Genzyme that is set forth in Exhibit 1 to the Schedule 13D and incorporated in such item by reference with the information set forth in Exhibit 1 to this Amendment No. 6 on Schedule 13D and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended by inserting the following paragraph at the end of such item:

     On November 22, 1999, Genzyme acquired 6,602.53558 shares of Series B Convertible Preferred Stock, $0.01 par value, of the Issuer (the "Series B Shares"). Genzyme acquired the Series B Shares pursuant to a Stock Purchase Agreement dated as of November 12, 1999 between Genzyme and the Issuer (the "Series B Stock Purchase Agreement"), a copy of which is filed herewith as
Exhibit 7 hereto and incorporated herein by reference. The Series B Shares are initially convertible at the option of Genzyme into 1,048,021 shares of Common Stock of the Issuer per Series B Share. The number of shares of Common Stock which may be issued upon conversion of the Series B Shares is subject to adjustment under the terms of the Certificate of Designation (which is included as Exhibit A to the Series B Stock Purchase Agreement.) The Series B Shares are not entitled to vote except to the extent required under the Massachusetts

                                                               Page 4 of 8 pages


business corporation law. The prior consent of the holders of at least 66 2/3% of the outstanding Series B Shares is required, however, in connection with significant corporate actions by the Issuer as specified in the Certificate of Designation, including any merger, consolidation or other business combination transaction involving the Issuer or sale of all or substantially all of the assets of the Issuer. The Certificate of Designation sets forth the other powers, preferences, privileges and other relative, participating, optional and other special rights of the Series B Shares.

     On November 12, 1999, as an inducement for Genzyme to enter into the Series B Stock Purchase Agreement, the Issuer issued to Genzyme a Warrant to Purchase Common Stock exercisable for up to 55,833 shares of Common Stock (the "Execution Warrant"), a copy of which is filed herewith as Exhibit 8 hereto and incorporated herein by reference. On November 22, 1999, as consideration for Genzyme purchasing the Series B Shares at the closing under the Series B Stock Purchase Agreement, the Issuer issued to Genzyme an additional Warrant to Purchase Common Stock exercisable for up to 29,491 shares of Common Stock (the "Closing Warrant"), a copy of which is filed herewith as Exhibit 9 hereto and incorporated herein by reference. The Execution Warrant and the Closing Warrant are each exercisable by Genzyme at any time from their respective date of issuance until ten years thereafter. The initial exercise price of the Execution Warrant and the Closing Warrant is $6.30 per share, subject to adjustment under the terms thereof.

     Pursuant to the Series B Stock Purchase Agreement, the Issuer agreed to issue to Genzyme on July 1, 2000 an additional Warrant to Purchase Common Stock (the "Additional Warrant") if there are any Series B Shares which have not been redeemed by that date. The Additional Warrant will be exercisable for a number of shares determined by multiplying (i) 55,833 by (ii) the fraction the numerator of which is the number of Series B Shares outstanding on the date of issuance of the Additional Warrant and the denominator of which is 12,500. The additional Warrant will be exercisable during the period of ten years following the date of issuance at an initial exercise price equal to the lesser of (i) $6.30 and (ii) the average closing price of the Common Stock of the Issuer for the five trading day period immediately preceding the date of issuance.

     In addition, on December 28, 1998, Genzyme and the Issuer entered into a Second Amended and Restated Convertible Debt Agreement dated as of December 28, 1998, a copy of which is filed as Exhibit 11 hereto and incorporated herein by reference. The Second Amended and Restated Convertible Debt Agreement restates the Convertible Debt Agreement (as previously amended to that date) and further amends the Convertible Debt Agreement (as so amended, restated and further amended, the "Amended Convertible Debt Agreement"). The Amended Convertible Debt Agreement reduces the amount that the Issuer may borrow from Genzyme to $6,300,000. The Amended Convertible Debt Agreement also provides that indebtedness thereunder may be converted into Issuer Common Stock (i) at Genzyme's option at any time or (ii) at the Issuer's option once each fiscal quarter to the extent necessary, in the reasonable judgment of the Issuer, to maintain the Issuer's tangible net worth at the minimum amount required for continued listing of the Issuer's Common stock on the Nasdaq National Market. In either case the conversion price will equal the average closing price of the Issuer Common Stock on the Nasdaq National Market for the twenty trading day period ending two trading days before the date of conversion. As of the date of the filing of this Amendment No. 6, there was no indebtednesses currently outstanding under the Convertible Debt Agreement.

     Genzyme has acquired the Series B Shares, the Execution Warrant, the Closing Warrant and the shares of Issuer Common Stock acquired by Genzyme as described in this Item 4 for its own account and for investment purposes.

     Genzyme expects to evaluate on a continuing basis its goals and objectives, other business opportunities available to it, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on these evaluations, from time to time in the future, Genzyme may acquire additional shares of Issuer capital stock, and Genzyme may dispose of some or all of the shares of Issuer Common Stock it has acquired in the open market or in privately negotiated transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended by replacing such item in its entirety with the following text:

     (a) Genzyme beneficially owns 8,802,710 shares of the Common Stock of the Issuer representing 38.1% of the outstanding shares of Common Stock of the Issuer based on 21,733,608 shares outstanding as of November 22, 1999. The shares beneficially owned by Genzyme include: (i) an aggregate 326,324 shares currently issuable upon exercise of the four warrants described in Item 4 and
(ii) an aggregate 1,048,021 shares currently issuable upon conversion of the Series B Shares.

     The following table and footnotes set forth certain information regarding the beneficial ownership of the Issuer's Common Stock by directors and executive officers of Genzyme as of November 15, 1999. As of November 15, 1999, no director or executive officer of Genzyme held more than 1% of the Common Stock of the Issuer.

                                                                                Shares of Common Stock
                                                                                  Beneficially Owned
                                                                                ----------------------
Beneficial Owner
----------------

Henri A. Termeer..................................................                     32,500(1)
Peter Wirth.......................................................                        800(2)
Henry E. Blair....................................................                     21,000(3)
Alan E. Smith.....................................................                     20,000(4)
Earl M. Collier, Jr...............................................                      1,000
G. Jan van Heek...................................................                      1,300(5)

  (1) Includes 23,000 shares subject to stock options currently exercisable or exercisable within the 60-day period following November 15, 1999.

  (2) Represents shares subject to stock options currently exercisable or exercisable within the 60-day period following November 15, 1999.

  (3) Includes 20,000 shares subject to stock options currently exercisable or exercisable within the 60-day period following November 15, 1999.

  (4) Represents 20,000 shares subject to stock options currently exercisable or exercisable within the 60-day period following November 15, 1999.

  (5) Includes 800 shares subject to stock options currently exercisable or exercisable within the 60-day period following November 15, 1999.

     (b) Each stockholder has sole investing and voting power over the shares of Common Stock of the Issuer beneficially owned by such stockholder as set forth in Item 5(a).

     (c) Other than the pursuant to the transactions described in Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended by replacing such Item in its entirety with the following text:

     The responses to Items 3 and 4 are incorporated herein by reference. Genzyme has registration rights with respect to all shares of Common Stock issued and issuable to Genzyme. These rights are set forth in Section 8 of the Series A Convertible Preferred Stock Purchase Agreement dated as of May 1, 1993 between Genzyme and the Issuer, a copy of which is included as Exhibit 10 hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended by inserting the following text into such item:

     Exhibit 1:        Directors and Executive Officers of Genzyme.

     Exhibit 7: Stock Purchase Agreement dated November 12, 1999 between the Issuer and Genzyme. Filed herewith.

     Exhibit 8:        Warrant to Purchase Common Stock dated November 12, 1999.
                       Filed herewith.

     Exhibit 9:        Warrant to Purchase Common Stock dated November 22, 1999.
                       Filed herewith.

     Exhibit 10: Series A Convertible Preferred Stock Purchase Agreement dated as of May 1, 1993 between Genzyme and the Issuer. Filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-62782) and incorporated herein by reference.

     Exhibit 11: Second Amended and Restated Convertible Debt Agreement dated as of December 28, 1998 between Genzyme and the Issuer. Filed as Exhibit 10.29 to Issuer's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 (Commission File No. 0-21794) and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 23, 1999                    GENZYME CORPORATION


                                           By:  /s/ Michael S. Wyzga
                                              ---------------------------------
                                                Michael S. Wyzga
                                                Senior Vice President, Finance;
                                                Chief Financial Officer; and
                                                Chief Accounting Officer

                                  EXHIBIT INDEX

     The Exhibit Index is amended to by replacing the reference to Exhibit 1 in its entirety with the following text:

     Exhibit 1:        Directors and Executive Officers of Genzyme.

     The Exhibit Index is further amended to insert the following text at the end of the Exhibit Index:

     Exhibit 7: Stock Purchase Agreement dated November 12, 1999 between the Issuer and Genzyme. Filed herewith.

     Exhibit 8:        Warrant to Purchase Common Stock dated November 12, 1999.
                       Filed herewith.

     Exhibit 9:        Warrant to Purchase Common Stock dated November 22, 1999.
                       Filed herewith.

     Exhibit 10: Series A Convertible Preferred Stock Purchase Agreement dated as of May 1, 1993 between Genzyme and the Issuer. Filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-62782) and incorporated herein by reference.

     Exhibit 11: Second Amended and Restated Convertible Debt Agreement dated as of December 28, 1998 between Genzyme and the Issuer. Filed as Exhibit 10.29 to Issuer's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 (Commission File No. 0-21794) and incorporated herein by reference.